January 29, 2018

VIA EDGAR

Mr. James Lopez

Mr. John Reynolds, Assistant Director

United States Securities & Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

RE: Dominion Minerals Corp. (the “Company”)

Amendment No. 3 to Form 10, Filed October 21, 2016

Amendment No. 1 to Form 10-K, Filed July 28, 2017

File No. 000-52696

Dear Mr. Lopez:

We are in receipt of your comment letter dated November 14, 2017, to the Company, regarding the above referenced filing (the “Comment Letter”). I’ve listed below each comment contained in the Comment Letter followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2016

Comment #1. Please revise your Form 10-K as required for comments 1, 3, 5, 6 and 9 issued on November 15, 2016. Additionally, please revise for comments 2, 3, and 4 below.

We are amending our Form 10-K as required for comments 1, 3, 5, 6 and 9 issued on November 15, 2016. In addition, we are amending our Form 10-K for comments 2, 3, and 4 below. We expect to file our Amendment No. 1 to Form 10-K no later than close of business on February 2, 2018.

Amended Form 10-12

Item 4. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, Page 22

Comment #2. We note your response to comment 4 and reissue in part. Please disclose the percentage of total voting power represented by the securities held by Mr. Althaus.

We have amended our Form 10-12 to disclose the percentage of total voting power represented by the securities held by Mr. Althaus.

Item 6. Executive Compensation, page 25

Comment #3. We note your response to comment 2. The Exhibits 10.6 and 10.7 Employment Agreements do not appear to contain the cited provisions. Please clarify or file amended agreements.

We have filed the amendment to the agreements where the cited provisions appear. It appears that the Company did not file the Amendments where these provisions appear in the prior filing.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 26

Comment #4. We reissue Comment 5. Please add disclosure regarding all deferred compensation due to your officers.

We have amended our Form 10-12 to add disclosure regarding all deferred compensation due to the Company’s officers.

Exhibits

Comment #5. We reissue comment 6. Please file the complete executed litigation funding agreement. See Item 601(b)(10)(i) of Regulation S-K.

We’ve filed the complete executed litigation funding agreement.

Comment #6. We note your response to comment 7, however it appears you did not file the exhibit. Please file the convertible promissory note.

We’ve filed the convertible promissory note.

The Company hereby acknowledges that; (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (732)536-1600 if you have any questions or need additional information regarding the responses provided above.

Sincerely,

Diego E. Roca

Chief Financial Officer

DER/der